Exhibit 99.1

Baja Mining Corp.

Interim Consolidated Financial Statements - Unaudited
September 30, 2010
(expressed in thousands of Canadian dollars)

Baja Mining Corp.
Interim Consolidated Balance Sheets - Unaudited
As at September 30, 2010 and December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	Sep. 30,	Dec. 31,
	2010	2009

Assets

Current assets

Cash and cash equivalents	15,193	6,255
Restricted cash (note 11(c))	757	-
Short term deposits	-	16,349
Amounts receivable	2,439	904
Deposits and prepaid expenses	496	90
	18,885	23,598

Other receivables	480	-
Deferred financing costs	32,308	6,602
Mineral properties (note 3)	173,484	149,045
Property, plant and equipment (note 4)	4,063	1,687

	229,220	180,932
Liabilities

Current liabilities

Accounts payable and accrued liabilities	33,563	3,846
Current portion of environmental liabilities (note 5)	337	352
Income taxes payable	-	850
	33,900	5,048

Environmental liabilities (note 5)	205	472
Subordinated long-term debt (note 7)	52,911	46,202

	87,016	51,722
Shareholders’ Equity
Share capital (note 8)	126,366	109,979
Share purchase warrants (note 8(c))	16,342	16,077
Contributed surplus (note 8(f))	92,298	91,924
Deficit	(92,802)	(88,770)

	142,204	129,210

	229,220	180,932
Senior-long-term debt facilities
Commitments
Subsequent event (note 15)

On behalf of the Board

/s/ C. Thomas Ogryzlo	Director	/s/ Robert Mouat	Director

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Operations, Comprehensive Loss and Deficit- Unaudited
For the three and nine-month periods ended September 30, 2010 and 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Expenses

Amortization and accretion	268	224	574	617
General and administration	689	269	967	639
Management and directors fees (note 9)	93	78	208	214
Professional and consulting fees	632	263	1,341	573
Research	130	21	467	149
Shareholders information	266	99	576	398
Stock-based compensation (note 8 (e))	124	297	374	1,345
Wages and subcontract	356	545	1,924	1,490

Loss before other items	(2,558)	(1,796)	(6,431)	(5,425)

Foreign exchange gain	1,490	679	1,127	1,405
Finance and development costs expensed	-	-	-	(785)
Loss on disposition of property, plant and equipment	-	(1,454)	-	(1,454)
Interest income and other	67	39	66	228
Change in estimate – refundable deposit liability (note 7(c))	-	-	1,165	-

Loss before income tax	(1,001)	(2,532)	(4,073)	(6,031)
Income tax (expense) recovery	(57)	-	41	-

Loss and comprehensive loss for the period	(1,058)	(2,532)	(4,032)	(6,031)

Deficit – Beginning of period	(91,744)	(84,349)	(88,770)	(80,850)

Deficit – End of period	(92,802)	(86,881)	(92,802)	(86,881)

Basic and diluted loss per share for the period	(0.01)	(0.02)	(0.03)	(0.04)

Weighted average number of shares outstanding	155,394,880	143,257,597	147,655,115	143,129,465

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Changes in Shareholders’ Equity - Unaudited
For the nine-month period ended September 30, 2010 and year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	Sep. 30,	Dec. 31,
	2010	2009

Share capital
Balance – beginning of period	109,979	109,611
Shares issued in bought deal financing	17,500	-
Share issuance costs	(1,595)	-
Shares issued on exercise of stock options	223	116
Fair value of stock options exercised	259	252

Balance – end of period	126,366	109,979

Share purchase warrants
Balance – beginning of period	16,077	16,077
Brokers warrants issued	297	-
Warrants expired during the period	(32)	-

Balance – end of period	16,342	16,077

Contributed Surplus
Balance – beginning of period	91,924	89,349
Fair value of stock options granted	601	2,827
Fair value of stock options exercised	(259)	(252)
Fair value of warrants expired	32	-

Balance – end of period	92,298	91,924

Deficit
Balance – beginning of period	(88,770)	(80,850)
Loss and comprehensive loss for the period	(4,032)	(7,920)

Balance – end of period	(92,802)	(88,770)

Total Shareholders’ Equity	142,204	129,210

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Cash flows - Unaudited
For the three and nine-month periods ended September 30, 2010 and 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Cash flows from operating activities
Loss for the period	(1,058)	(2,532)	(4,032)	(6,031)
Items not affecting cash
Amortization and accretion	267	224	574	617
Stock-based compensation expense	124	297	374	1,345
Unrealized foreign exchange gain	(1,539)	(3,891)	(717)	(6,861)
Finance and development costs expensed	-	-	-	785
Loss on disposition of property, plant and equipment	-	1,454	-	1,454
Income tax provision (recovery)	57	-	(41)	-
Change in estimate – refundable deposit liability	-	-	(1,165)	-
	(2,149)	(4,448)	(5,007)	(8,691)

Income tax paid	-	-	(850)	-
Reclamation activities undertaken in the period	-	(352)	-	(517)
Special warrants liability payment	-	-	(354)	(406)
Net changes in working capital balances
Amounts receivables	(1,183)	842	(1,535)	2,555
Deposits and prepaids	(95)	884	(406)	187
Accounts payable and accrued liabilities	113	(1,702)	283	(358)
	(3,314)	(4,776)	(7,869)	(7,230)
Cash flows from investing activities
Increase in restricted cash	(757)	-	(757)	-
Redemption of short term deposits	-	(141)	16,349	205
Mineral properties and related deferred costs, net	(7,825)	(7,355)	(17,452)	(27,482)
Disposition of property, plant and equipment	-	1,898	-	1,898
Acquisition of property, plant and equipment	(1,595)	(28)	(1,922)	(225)
Other long-term receivables	-	-	(480)	-
	(10,177)	(5,626)	(4,262)	(25,604)
Cash flows from financing activities
Net proceeds from issuance of common shares	16,202	109	16,425	116
Increase in deferred financing costs	(2,363)	-	(3,346)	-
Loan from non-controlling interest	2,953	939	7,990	1,783
	16,792	1,048	21,069	1,899

Increase (decrease) in cash and cash equivalents	3,301	(9,354)	8,938	(30,935)
Cash and cash equivalents - Beginning of period	11,892	37,654	6,255	59,235

Cash and cash equivalents - End of period	15,193	28,300	15,193	28,300

Supplemental cash flow information (note 12)

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

1	Nature of operations, significant events and liquidity risk

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in British Columbia and trades on the Toronto Stock Exchange, the Frankfurt Stock Exchange and the OTC:QX International.

Liquidity risk

The Company has incurred losses since inception, has an accumulated deficit of $92,802 and was in a working capital deficit position of $15,015 as at September 30, 2010. The Company will need to raise sufficient funds to meet its obligations, commitments, as well as fund ongoing development and administration expenses, in accordance with the Company’s spending plans. The recoverability of the Company’s investment in its mineral properties is dependent upon the Company’s ability to complete sufficient debt financing, equity financing and the ability to generate profitable operations in the future. On September 28, 2010 and November 1, 2010 the Company entered into agreements which complete the required financing for the development of the Boleo Project (see Significant events below, note 6 and note 15).

Significant events

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) on the economic and technical viability of the Boleo Project and, due to the positive results of the DFS, the Project has moved from the exploration stage to the development stage.

On June 30, 2008 the Company entered into an agreement with a Korean Consortium, whereby a 30% interest in Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) was transferred to a Korean Consortium. In exchange the Company obtained cash proceeds of $91,538 and other contingent consideration, thus securing a portion of the funding required for the Boleo Project capital costs (notes 6 and 7).

In April 2009 the Company appointed an engineering firm on the revised scope of work tender for an Engineering, Procurement and Construction Management (“EPCM”) contract basis for the Boleo Project. The first phase of their scope included a revised capital cost estimate (open book) and a revised project construction schedule, the results of which were announced by the Company on January 15, 2010.

During 2010, the Company and its subsidiaries underwent an internal restructuring in order to align its legal, finance and tax structure with its business objectives. Pursuant to this restructuring, two Luxembourg private limited liability companies, Baja International S.à.r.l. (“Baja International”) and Boleo International S.à.r.l. (“Boleo International”), were incorporated and now hold the Company's ownership interest in MMB. Also as a result of the restructuring, Invebaja S.A. de C.V., a wholly owned Mexican subsidiary of the Company was merged into MMB, and Mintec Processing Ltd. was amalgamated with the Company.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

1	Nature of operations, significant events and liquidity risk (continued)

On August 17, 2010 the Company completed a bought deal offering of 21,875,000 common shares for gross proceeds of $17,500 (note 8(b)(ii)).

On September 28, 2010, MMB finalized and signed project financing facilities to the amount of US$858,000. This includes senior long-term debt facilities and subordinated debt to the amount of US$823,000 with a group of export credit agencies that include the Export-Import Bank of the United States (“US Exim”), Export Development Canada (“EDC”), the Korean Development Bank (“KDB”) and a group of commercial banks (note 6). In addition, the Company finalized a US$35 million equity cost overrun support facility to the amount of US$35 million in connection with an off-take arrangement with Louis Dreyfus Commodities Metals Suisse S.A. (“Louis Dreyfus”) (notes 8(b)(iii) and 11).

On November 1, 2010, the Company entered into an agreement with a syndicate of underwriters whereby the underwriters agreed to purchase 145,500,000 common shares for aggregate gross proceeds of $160,050. In addition, the underwriters have been granted an over-allotment option to purchase up to 21,825,000 common shares for additional gross proceeds of $24,008 (notes 8(b)(iv) and 15).

2	Summary of significant accounting policies

Basis of presentation

These interim consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s significant subsidiaries are Baja International., Boleo International and its 70% owned subsidiary MMB, which holds the mineral property rights to the Boleo Project and all the outstanding shares of subsidiaries Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”). All significant inter-company transactions and balances have been eliminated.

These interim consolidated financial statements are presented in thousands of Canadian dollars (unless stated otherwise) and have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. They do not include all the disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2009. They are prepared consistently with the accounting policies followed by the Company as set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2009.

Deferred financing costs are recognized in connection with proposed corporate transactions which are specifically identified in that the form of debt or equity issuances is known and completion of the transaction is probable. As the corporate transactions are recognized, the deferred financing costs would be allocated to the carrying value of the debt or equity recognized. Deferred financing costs include only those costs which are incremental and directly attributable to the proposed corporate transaction and any overhead costs are expensed as incurred. In the event that the transaction is abandoned, previously capitalized deferred financing costs are expensed through the statement of operations.

Certain of the comparative figures have been reclassified to conform to the presentation of the current period.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

3	Mineral properties

	Sep. 30,	Dec. 31,
	2010	2009

Land	886	735
Mining concessions	425	281
Deferred development costs
Stock based compensation	2,397	2,170
Accretion of special warrant liability	309	277
Accretion of loans from non-controlling interest	648	435
Amortization	898	611
Asset retirement obligation capitalized	653	619
Engineering	45,735	32,821
Site work	38,338	36,713
Construction in progress – Acid plant	15,289	14,902
Construction in progress – Equipment	37,216	35,956
Construction in progress – Other	10,511	9,012
Salary, consulting and other costs	20,179	14,513

Total at cost	173,484	149,045

4	Property, plant and equipment

			Sep. 30,
			2010
		Accumulated
	Cost	amortization	Net

Computer equipment and software	1,147	(599)	548
Leasehold improvements	1,270	(4)	1,266
Machinery and equipment	638	(409)	229
Office equipment and furniture	844	(75)	769
Transportation equipment	1,216	(512)	704
Buildings	660	(113)	547

	5,775	(1,712)	4,063

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

4	Property, plant and equipment (continued)

			Dec. 31,
			2009
		Accumulated
	Cost	amortization	Net

Computer equipment and software	614	(551)	63
Leasehold improvements	149	(115)	34
Machinery and equipment	636	(326)	310
Office equipment and furniture	226	(142)	84
Transportation equipment	963	(338)	625
Buildings	659	(88)	571

	3,247	(1,560)	1,687

5	Environmental liabilities

	Sep. 30,	Dec. 31,
	2010	2009

Special warrants liability (note 5 (a))	330	653
Asset retirement obligation (note 5 (b))	212	171
	542	824
Less – current portion	(337)	(352)

Long-term balance	205	472

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

5	Environmental liabilities (continued)

a)	Special warrants liability

On February 2, 2010, the Company made the second of three payments of US$333 to the Commission of Natural Protected Areas (CONANP), Bank Monex and Ecobanca.

	Amount	Discounted	Discounted
	US$	US$	Cdn$
Balance – December 31, 2008	1,000	877	1,074

Accretion of discounted liability for the period	-	80	91
Unrealized foreign exchange gain for the period	-	-	(106)
Less – Repayment	(333)	(333)	(406)

Balance – December 31, 2009	667	624	653
Accretion of discounted liability for the period	-	31	32
Unrealized foreign exchange gains for the period	-	-	(1)
Less – Repayment	(333)	(333)	(354)

Balance – September 30, 2010	334	322	330
Less – current portion	(334)	(322)	(330)

Long term balance –September 30, 2010	-	-	-

b)	Asset retirement obligation

Balance – December 31, 2008	834

Accretion of discounted liability for the period	67
Reclamation activities undertaken during the period	(517)
Change in estimated cash flows	(213)

Balance – December 31, 2009	171
Accretion of discounted liability for the period	8
Change in estimated cash flows	33

Balance – September 30, 2010	212
Less – current portion	(7)

Long term balance – September 30, 2010	205

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

6	Senior long-term debt facilities

On September 28, 2010 the Company finalized and signed the following senior debt facilities, which are collateralized by a first mortgage over the Company’s assets and a guarantee which was provided by the Korean Consortium for 30% of the debt. The proceeds from the facilities are to be used exclusively for the construction, development, financing (being interest and fees) and working capital costs of the Boleo Project.

Each of the above facilities are to be drawn down pro-rata (subject to eligibility requirements associated with the US Exim facilities), following the injection and spending of the required contributions by the Company and the Korean Consortium, as well as compliance with a number of standard conditions precedent which includes the implementation of a hedging program.

Under the terms of the facilities, 35% of excess free cash flows available after debt servicing are required to be used to reduce the amounts outstanding under the facilities (“cash sweeps”), while the amounts needed for up to six months of debt servicing are required to be maintained in a separate Debt Service Reserve Account. Furthermore, the Company is allowed to make voluntary prepayments on the facilities without any penalty.

a)	Senior debt – US EXIM

US Exim approved a debt facility of US$419,612 which includes accrued interest and the capitalized exposure fee of US$22,579. The loan will bear interest at a rate that will be fixed at the date that the loan becomes operative (which is expected to occur in the Q4 2010). Such interest will be accrued and added to the principal outstanding, until the final economic completion date of the project (as defined in the lending agreement). The exposure fee will be added to the principal proportionately on each draw. The total indebtedness will be repayable in 23 equal instalments, every six months beginning December 18, 2013, subject to cash sweeps. In addition, the Company may elect to make voluntary minimum prepayments of US$5,000 on any instalment date. During the construction period, interest will be accrued as part of the facility. Once the Project reaches economic completion, interest will be payable at least every three months. In addition, from November 26, 2010, the Company will accrue commitment fees on the facility in the amount of 0.5% per annum on the uncancelled and undrawn amount of the facility. The accrued commitment fees will be payable every six months starting on June 18, 2011.

b)	Senior debt – EDC

EDC has provided the Company with a debt facility of up to US$150,000, which includes accrued interest. The loan will bear interest at Adjusted LIBOR plus a margin which will vary between 3.75% and 4.5% at various periods of the loan. The facility shall be repayable in 23 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 1.25% to 6.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of US$1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. During the construction period, interest will be accrued and added to the principal outstanding. Once the Project reaches economic completion, interest will be payable at least every three months. In addition, the Company will accrue commitment fees on the facility in the amount of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

6	Senior long-term debt facilities (continued)

c)	Senior debt – KDB

KDB has provided the Company with a debt facility of up to US$90,000. The debt facility will bear interest at Adjusted LIBOR plus a margin which will vary between 3.65% and 4.1% at various periods of the loan. The facility shall be repayable in 19 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 0.5% to 10.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of US$1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. Interest accrued on these facilities will be payable at least every three months. In addition, the Company will accrue commitment fees on the facility in the amount of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

d)	Senior debt – Commercial banks

A group of commercial banks will be contributing the following amounts to a senior debt to the Company:

Barclays Bank Plc	US$13,750
Standard Bank Plc	US$8,750
Standard Chartered Bank	US$13,750
UniCredit Bank AG	US$5,000
WestLB AG, New York Branch	US$8,750
US$50,000

The loan will bear interest at Adjusted LIBOR plus a margin which will vary between 3.8% and 4% at various periods of the loan. The facility shall be repayable in 15 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 0.5% to 10.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of US$1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. Interest accrued on these facilities will be payable at least every three months. In addition, the Company will accrue commitment fees on the facility in the amount of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

e)	Cost overrun facility – Commercial banks

As part of the project debt facility, the Company was required to arrange a US$100,000 cost overrun facility. The Company and the Korean Consortium will proportionately provide US$50,000 of which the Company has satisfied its US$35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus (notes 1 and 8(b)(iii)). The Korean Consortium has guaranteed to supply its US$15,000.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

6	Senior long-term debt facilities (continued)

e)	Cost overrun facility – Commercial banks (continued)

The remaining US$50,000 million of the cost overrun facility was obtained proportionately from the same group of Commercial banks (note 7 (d)). In the event that the Company would draw on the cost overrun facility from the Commercial banks, it would be subject to the above cash sweep provisions and will bear interest at Adjusted LIBOR plus 4.75%, repayable at least every three months. It shall be repayable in 11 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 2% to 11% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of US$1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2015. In addition, the Company will accrue commitment fees on the facility in the amount of 1.8% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

7	Subordinated long-term debt facilities

The Company’s subordinated long-term debt consists of the following balances and facilities:

	Sep. 30,	Dec. 31,
	2010	2009

Refundable deposit liability (note 7 (c))	8,867	9,786
Loans from non-controlling interest (note 7 (d))	44,044	36,416

	52,911	46,202

a)	Subordinated loan - KDB

KDB has provided the Company with a debt facility of up to US$64,000, including accrued interest. This facility will rank subordinate with all other senior debt in right of payment and security and will bear interest at LIBOR plus a margin which will vary between 3.95% and 4.3% at various periods of the loan. The facility will be repayable within one year of the repayment of the senior debt facilities, subject to voluntary prepayments and cash sweeps. Accrued interest will be payable six months in arrears. In addition, the Company will accrue commitment fees of 0.75% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every six months.

b)	Funding loan – Korean Consortium

As part of the transaction with the Korean Consortium (note 1), the Korean Consortium is to provide a funding loan of $US50,000 to MMB, which is to be considered as part of the Company’s share of the equity residual to be funded. This facility will rank subordinate with all other senior debt and the above KDB subordinated loan in right of payment and security and will bear interest at the six-month average LIBOR plus 3.5%. The facility will be repayable within two years of the repayment of the senior debt facilities, subject to voluntary prepayments and cash sweeps. Accrued interest will added to the principal until economic completion whereafter interest would become payable six months in arrears, but only from funds available for distribution to the MMB shareholders.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

7	Subordinated long-term debt facilities (continued)

c)	Refundable deposit liability

Included in the cash proceeds received from the transaction with the Korean Consortium (note 1), is a refundable deposit liability of US$10,000, which is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project. Alternatively, additional consideration may be paid to the Company of approximately US$13,000 upon a positive decision related to the production of manganese. This decision must be made by the Company on the later of economic completion of the Boleo Project or May 30, 2011.

During the period ended September 30, 2010, the Company reviewed the latest available information with regards to its progress on reaching a manganese production decision and it was determined that the production decision will likely only be made subsequent to May 30, 2011. Based on a weighted probability assessment, it was estimated that the manganese production decision could likely be made on or earlier than December 31, 2012. As such the amortized cost of the liability has been remeasured at May 31, 2010, assuming a remaining life of 31 months, applying an estimated discount rate of 6.73%. As a result, the amortized cost of the refundable deposit liability as at May 31, 2010 was estimated at $8,810 (US$8,421) and consequently a reduction in the liability of $1,165 was recognized as a change in estimate in the statement of operations and comprehensive loss.

	Face value	Amount	Amount
		recognized	recognized
	US$	US$	Cdn$

Balance - December 31, 2008	10,000	8,923	10,904
Accretion of discounted liability for the year	-	427	487
Unrealized foreign exchange gain for the year	-	-	(1,605)

Balance - December 31, 2009	10,000	9,350	9,786
Accretion of discounted liability for the period	-	374	387
Unrealized foreign exchange gains for the period	-	-	(141)
Change in estimate	-	(1,113)	(1,165)

Balance – September 30, 2010	10,000	8,611	8,867

At September 30, 2010, the Company estimated the fair value of the refundable deposit liability at $8,609 (face value of US$10,000) based on an estimated discount rate of 8.28% applied through the remaining 27 months to December 31, 2012. The discount rate was estimated by management taking into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments which are repayable within three years. The exchange rate applied in the valuation at September 30, 2010 was US$0.9711/$1.00.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

7	Subordinated long-term debt facilities (continued)

d)	Loans from non-controlling interest.

As part of the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium has agreed to fund 30% of the historic and future development costs of the project. The Korean Consortium’s funding contributions are repayable by MMB three years after the repayment of any senior debt, which is identical to the terms under which the Company funds the project. These amounts are unsecured and non-interest bearing.

		Amount	Amount
	Face value	recognized	recognized
	US$	US$	Cdn$

Historic Expenditure funding (i)

Balance – December 31, 2009	13,867	3,976	4,162
Accretion of discounted liability for the period	-	207	213
Unrealized foreign exchange gains for the period	-	-	(68)

	13,867	4,183	4,307
Contribution to construction costs (ii)

Balance – December 31, 2009	30,819	30,819	32,254
Additional contributions to construction costs	7,770	7,770	7,990
Unrealized foreign exchange gains for the period	-	-	(507)

	38,589	38,589	39,737

Balance – September 30, 2010	52,456	42,772	44,044

(i)

Included in the proceeds from the sale of the 30% interest in MMB, was the Korean Consortium’s historical expenditure funding contribution of US$13,867 which was negotiated as part of the transaction. This transaction was considered to have occurred at arms length and therefore it was recognized at fair value.

(ii)

All contributions subsequently funded by the Korean Consortium, which amounted to US$38,589 were considered to be related party transactions since the Korean Consortium then owns a 30% interest in MMB. Accordingly, these amounts were recognized at face value.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

7	Subordinated long-term debt facilities (continued)

d)	Loans from non-controlling interest (continued)

At September 30, 2010, the Company estimated the fair value of loans from non-controlling interest at $14,468 (face value of US$52,456), based on:

•	management’s estimate of the repayment period of 13 years, based on a weighted probability assessment;

•
the application of a discount rate of 10.67% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments which are repayable over ten years;

•	an exchange rate at September 30, 2010 of US$0.9711/$1.00

8	Share capital

a)	Authorized

Unlimited common shares without par value

b)	Details of share capital activity are as follows:

	Shares	Amount

Balance – December 31, 2008	143,064,337	109,611
Shares issued on exercise of stock options	330,000	116
Fair value of options exercised (note 8 (f))	-	252

Balance – December 31, 2009	143,394,337	109,979
Shares issued in bought deal financing	21,875,000	17,500
Share issuance costs	-	(1,595)
Shares issued on exercise of stock options	587,500	223
Fair value of options exercised (note 8 (f))	-	259

Balance – September 30, 2010	165,856,837	126,366

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Share capital (continued)

b)	Details of share capital activity (continued)

i)
On April 19, 2010, the Company filed a short form base shelf prospectus which allows the Company to make offerings of any combination of common shares, debt securities, warrants, share purchase contracts and subscriptions receipts for up to $500,000.

ii)
On August 13, 2010, the Company completed a bought deal offering of 21,875,000 common shares at a price of $0.80 per share for gross proceeds of $17,500. As part of the offering, the Company granted 1,093,750 brokers’ warrants which are exercisable at a price of $0.88 per warrant for a period of 18 months after the closing of the offering. These warrants were valued at $297, using the Black-Scholes pricing model. The weighted average assumptions applied included a risk free rate of 1.36%, a dividend yield of nil%, an expected volatility of 79% based on an expected life of the warrants of one and one half years. Along with the brokers’ warrants, the share issuance costs also included 5% commission paid to the underwriters, as well as legal fees and other professional fees, all of which totalled $1,298 in cash fees.

iii)
On September 28, 2010, the Company agreed the terms of an off-take arrangement with Louis Dreyfus (note11) to satisfy the requirement under the senior long-term debt facilities (note 6) to enter into off-take agreements for at least 70% of copper and cobalt production for the first 10 years of production. As a result, Louis Dreyfus has agreed to participate in the Company’s future equity offerings (see note 8 (b.iv) below) for an aggregate purchase price of up to US$40,000. In addition, Louis Dreyfus will also be providing an equity cost overrun facility of up to an aggregate amount of US$35,000. Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a per share value $1.10 per common share.

Under the terms of the agreement, the Company will grant bonus warrants to Louis Dreyfus to acquire a number of common shares of the Company equal to US$10,000 (to be converted into Canadian dollars at the Bank of Canada noon rate on the day that the conditions precedent under the senior long-term debt facilities are satisfied) divided by a price of $1.375 per share. These bonus warrants vest proportionately upon the cancellation of the equity facility.

iv)
On November 1, 2010, the Company entered into an agreement with a syndicate of underwriters whereby the underwriters agreed to purchase 145,500,000 common shares for aggregate gross proceeds of $160,050. In addition, the underwriters have been granted an over-allotment option to purchase up to 21,825,000 common shares for additional gross proceeds of $24,008 (notes 1 and 15).

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Share capital (continued)

c)	Details of share purchase warrant activity are as follows:

	Shares purchase warrants	Amount

Balance – December 31, 2008	30,997,993	16,077
Warrants expired during the period	(5,951,015)	-

Balance – December 31, 2009	25,046,978	16,077
Brokers’ warrants (note 8 (a))	1,093,750	297
Warrants expired during the period	(110,000)	(32)

Balance – September 30, 2010	26,030,728	16,342

d)	Warrants

During the period ended September 30, 2010, 110,000 of the Company’s share purchase warrants expired, while the Company issued 1,093,750 brokers’ warrants as part of the underwriters’ compensation in the bought deal financing (note 8 (b)(ii)). No share purchase warrants were exercised during the period.

The following table summarizes information about share purchase warrants outstanding at September 30, 2010:

Range of prices $	Number of warrants outstanding and exercisable	Weighted average contractual life (years)	Weighted average exercise price $

0.00 to 0.49	60,000	0.34	-
0.49 to 0.99	1,170,937	1.32	0.88
1.00 to 1.49	8,631,791	0.53	1.25
1.50 to 2.50	16,168,000	1.98	2.49

	26,030,728	1.47	2.00

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Share capital (continued)

e)	Stock options

A summary of the Company’s stock options at September 30, 2010 and the changes during the period are as follows:

	Number of options	Weighted average exercise price $

Balance – December 31, 2009	13,075,000	0.43
Granted	200,000	0.81
Exercised	(587,500)	0.38
Forfeited	(62,500)	0.87

Balance – September 30, 2010	12,625,000	0.43

The following table summarizes information about stock options outstanding and exercisable at September 30, 2010:

Range of prices $	Number of outstanding options	Weighted average years to expiry	Weighted average exercise price $	Number of exercisable options	Weighted average exercise price $

0.35 to 0.49	10,190,000	1.69	0.40	9,796,250	0.40
0.50 to 0.99	2,435,000	3.68	0.59	1,167,500	0.59

	12,625,000	2.07	0.43	10,963,750	0.43

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At September 30, 2010, the Company has reserved 13,485,609 common shares under the plan.

Options granted under the Plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Share capital (continued)

e)	Stock options (continued)

The fair value of the options granted or modified during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the period, the Company granted 200,000 five-year stock options to consultants and employees, with a fair value of $90 attributed to these options. The total stock-based compensation recorded during the period on all vesting options was $601 (2009 –$2,418). This has been recognized and charged (based upon the work carried out by the employee or consultant) to either administration ($374; 2009 - $1,345) or to mineral properties ($227; 2009 - $1,073), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2010	2009

Risk-free interest rate	1.78%	1.45%
Dividend yield	0%	0%
Expected volatility	83.7%	84.5%
Expected stock option life	3.16 years	3.06 years
Weighted average forfeiture rate	0%	0%
Weighted average fair value of stock options granted	$0.45	$0.31

f)	Contributed surplus

Details are as follows:

Balance – December 31, 2008	89,349
Fair value of options vested	2,827
Fair value of options exercised	(252)

Balance – December 31, 2009	91,924
Fair value of options vested	601
Fair value of options exercised	(259)
Fair value of warrants expired	32

Balance – September 30, 2010	92,298

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

9	Related party transactions

The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common during the nine-month period:

	2010	2009

Directors fees – administration	54	54
Management fees - administration	154	160
Management fees – development costs	328	276

	536	490

The above transactions, as well as the Korean Consortium’s contributions post closing (note 7(d)), occurring in the normal course of operations, are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

10	Segmented information

The Company’s only business activity is the development of mineral properties. This activity is carried out in Mexico.

The breakdown by geographic area for the period ended September 30, 2010 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	8,957	201,378	210,335
Current assets	11,637	7,248	18,885
Total assets	20,594	208,626	229,220

The breakdown by geographic region for the year ended Dec. 31, 2009 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	5,276	152,058	157,334
Current assets	20,535	3,063	23,598
Total assets	25,811	155,121	180,932

No revenues were earned in either of the geographic areas.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

11	Commitments

a)

The Company has entered into numerous contracts regarding development of the Boleo Project and its new corporate office. Total contractual obligations entered at September 30, 2010 are estimated to be $6,364 (December 31, 2009 - $1,961), the payments for which are all expected during the next 12 months.

b)

The Company has a number of management and consulting agreements. The future commitments under these contracts as at September 30, 2010 amount to $187 (December 31, 2009 - $630), the payments for which are all expected during the remainder of 2010.

c)

The Company has an operating lease for office space in Vancouver, expiring September 2020. The new lease commits the Company to a 10 year period at an average monthly lease of $53 per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480, as well as a letter of credit (“LC”), related to the tenant improvement allowance, of $757. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease. The remaining future minimum lease payments on this lease amount to $6,258 (December 31, 2009 - $78):

2010	156
2011	626
2012	626
2013	626
2014	626
Thereafter	3,598
6,258

d)

As required by the terms of the senior long-term debt facilities, the Company has agreed to terms of an off- take arrangement with Louis Dreyfus (notes 1 and 8(b)(iii)) whereby the Company committed to sell 70% of the Copper and Cobalt that is expected to be produced during the first ten years of the Boleo Project’s operations, at commercial terms.

e)

Under the terms of the senior long-term debt facilities, the Company is required to enter into a hedging program with the Commercial Banks for at least 50% of the Copper and Cobalt production during the 2014, 2015 and 2016.

f)

Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In accordance with these terms, the Company has committed to deposit US$13,400 into the project reclamation funding account before December 31, 2013.

g)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

12	Supplemental cash flow information

The following are the non-cash investing and financing activities of the Company:

	Three months ended September 30,		Nine months ended September 30,

	2010	2009	2010	2009

Increase (decrease) in accounts payable and accrued liabilities related to mineral properties and deferred financing costs)	27,540	(360)	28,514	(9,186)
Decrease in deposits and prepaid expenses related to mineral property and deferred development costs	-	-	-	(5,191)
Special warrant accretion included in mineral property and deferred development costs	10	21	32	71
Accretion of historical expenditure funding contribution included in mineral property and deferred development costs	60	72	201	226
Stock-based compensation included in mineral property and deferred development costs	85	210	227	1,073

Other supplemental information:

Interest received	56	118	66	203
Realized foreign exchange gains (losses)	90	(1,246)	406	(1,578)
Unrealized foreign exchange (losses) gains on cash and cash equivalents.	(139)	(1,969)	4	(3,878)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

13	Fair value measurements

Certain of the Company’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input and that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs (supported by little or no market activity).

The fair values of our financial instruments in the financial statements as at September 30, 2010 are summarized in the following table:

	Fair Value – Quoted in active markets for identical assets (Level 1)	Fair Value - Significant other observable inputs (Level 2)	Fair Value - Significant unobservable inputs (Level 3)	Fair Value - Total	Book Value

Held for trading

Cash and cash equivalents	-	15,193	-	15,193	15,193
Restricted cash	-	757	-	757	757

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States (US GAAP”).

The following differences have been identified between Canadian GAAP and US GAAP as it applies to the Company:

(i)	Measurement of Loans from Non-controlling interest:

Following the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium funded loans to MMB to the amount of US$38,832, in addition to the US$13,867 included in the initial proceeds from the sale of the interest. Although the initial amount of US$13,867 was considered an arms-length loan, the subsequent amounts are considered related party payables (since the Korean Consortium became a related party through the sale of the 30% interest in MMB). Under Canadian GAAP, financial liabilities payable to related parties are to be recognized at face value, while US GAAP requires such payables to be recognized at fair value. As a result, under US GAAP, the difference between the fair value of the instruments and the face value is recognized in contributed surplus, and the fair value is accreted back to the face value of the instrument over the expected life of the instrument.

The accretion of these payables during the period was capitalized to mineral properties in accordance with the Company’s accounting policy which is consistent for both Canadian GAAP and US GAAP.

As a result of initially recognizing the loans from non-controlling interest at fair value (under US GAAP), as opposed to full face value (under Canadian GAAP), the loan is recognized at a discounted US dollar-denominated value. As such, subsequent re-measurement to a Canadian dollar equivalent yielded a lower foreign exchange gain (loss) during the period.

(ii)	Recognition of changes in estimate related to refundable deposit liability:

As per note 7(c), the Company re-estimated the amortized cost of the refundable deposit liability during the period. As a result, the Company recognized a reduction in the amortized cost of the liability, with a gain of $1,165 included in the statement of operations and comprehensive loss in accordance with Canadian GAAP. However, under US GAAP, the amortized cost of the liability is not adjusted, rather the change in estimate is recognized in the statement of operations and comprehensive loss prospectively through reduced accretion expenses as the amortized cost continues to be accreted to the face value of the liability, however over the new extended estimated life of the liability.

Since the amortized cost of the US$-denominated liability is not adjusted under US GAAP, the effect of changes in foreign currency rates is different from those under the Canadian GAAP treatment.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

(iii)	Recognition of Non-controlling interest:

Further, under US GAAP, SFAS-160 - Non-controlling Interests in Consolidated Financial Statements (“SFAS-160”) allows losses attributed to non-controlling interests to exceed their interest. That is, the non-controlling interest shall continue to be attributed its share of losses, even if that results in a deficit non-controlling interest balance. The non-controlling interest shall be presented in equity.

a)	The impact of the above differences between Canadian and US GAAP on the loss for the periods ended June 30, as reported, is as follows:

	Three months ended September 30,		Nine months ended September 30,

	2010	2009	2010	2009

Loss and comprehensive loss for the period - Canadian GAAP	(1,058)	(2,532)	(4,032)	(6,031)
Adjustment to accretion expense (ii)	148	-	181	-
Adjustment to foreign exchange differences (i), (ii)	(949)	(1,972)	(493)	(3,710)
Adjustment to change in estimate – refundable deposit liability (ii)	-	-	(1,165)	-

Loss for the period - US GAAP	(1,859)	(4,504)	(5,509)	(9,741)
Less: Loss (income) for the period – US GAAP – non-controlling interest (iii)	1,266	1,614	1,454	(1,720)

Loss for the period – US GAAP - shareholders	(593)	(2,890)	(4,055)	(11,461)

Basic and diluted loss per share – US GAAP	(0.01)	(0.03)	(0.04)	(0.07)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

b)	The impact of the above differences between Canadian and US GAAP on the Statements of Changes in Shareholders’ Equity, as reported, is as follows:

	September 30, 2010	December 31, 2009

Shareholders’ equity - Canadian GAAP	142,204	129,210
Fair value adjustment recognized in contributed surplus (i)	32,005	25,111
Adjustment to accretion expense (ii)	181	-
Adjustment to foreign exchange differences (i), (ii)	(755)	(262)
Adjustment to change in estimate – refundable deposit liability(ii)	(1,165)	-
Accumulated income attributed to non-controlling interest (iii)	(1,851)	(3,305)

Shareholders’ equity attributable to shareholders – US GAAP	170,619	150,754
Shareholders’ equity attributable to non-controlling interest	1,851	3,305

Total Shareholders’ equity - US GAAP	172,470	154,059

c)	The impact of the above differences between Canadian and US GAAP on the balance sheets, as reported, is as follows:

	September 30, 2010	December 31, 2009

Total assets - Canadian GAAP	229,220	180,932
Accretion recognized in mineral properties (i)	1,282	776

Total assets - US GAAP	230,502	181,708

Total liabilities - Canadian GAAP	87,016	51,722
Fair value adjustment recognized in contributed surplus	(32,005)	(25,111)
Adjustment to accretion recognized (i), (ii)	1,101	776
Adjustments to foreign exchange differences (i), (ii)	755	262
Adjustment to change in estimate – refundable deposit liability (ii)	1,165	-

Total liabilities - US GAAP	58,032	27,649

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

d)	There was no impact to the statement of cash flows between Canadian and US GAAP.

e)	Development Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises, and as such is required to include additional disclosures. Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation (“Mintec”) by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction was treated as a reverse takeover for accounting purposes whereby Mintec was identified as the acquirer. In accordance with the principles of reverse takeover accounting, consolidated financial statements are considered a continuation of the financial statements of the legal subsidiary, Mintec. As such, the cumulative results presented include the results of Mintec for all periods prior to April 20, 2004.

The following additional disclosures are required under SFAS No. 7:

Consolidated Statements of Operations and Comprehensive Loss

Cumulative from inception to September 30, 2010
Expenses

Amortization and accretion	2,032
Exploration	66,174
General and administration	6,851
Management and directors fees	1,464
Professional and consulting fees	4,925
Research	768
Shareholders information	3,312
Stock-based compensation expense	6,963
Wages and subcontracting	7,046

Loss before other items	(99,535)

Loss on disposal of property, plant & equipment	(1,137)
Finance and development costs expensed	(2,733)
Foreign exchange gain	4,700
Net interest income and other	3,737

Loss before Income tax	(94,968)
Income tax	427
Loss after Income tax	(94,541)

Earnings attributable to non-controlling interest	(1,851)

Deficit attributable to shareholders	(96,392)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company). The changes in share capital proceeds, to the date of the reverse takeover, represents the change in share capital of Mintec and is not related to the issuance of the shares by Baja. Since Mintec’s share capital remained unchanged from inception until 2000 and the only other change in Shareholers’ Equity relates to the cumulative deficit, for practical purposes, the Company’s Statements of Changes in Shareholders’ Equity as required by FAS7, is presented from 2000, rather than from inception.

Consolidated Statements of Changes in Shareholders’ Equity

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance - December 31, 2000 (from Inception)		13,269,020	146	-	-	(30,820)	(30,674)

Loss for the year		-	-	-	-	(691)	(691)
Special warrants exercised	0.15	1,636,666	-	-	-	-	-
Capitalization of debt owing to related parties		-	31,432	-	-	-	31,432
Stock option exercised	0.17	30,000	-	-	-	-	-
Warrants exercised	0.18	224,000	-	-	-	-	-

Balance - December 31, 2001		15,159,686	31,578	-	-	(31,511)	67

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance – January 1, 2002		15,159,686	31,578	-	-	(31,511)	67
Income for the year		-	-	-	-	481	481
Stock option exercised	0.11	148,500	-	-	-	-	-
Warrants exercised	0.11	245,000	-	-	-	-	-
Special warrants exercised	0.15	980,000	-	-	-	-	-
Cancellation of escrow shares		(274,807)	-	-	-	-	-
Share consolidation (16:1)		(15,242,230)	-	-	-	-	-
Balance - December 31, 2002		1,016,149	31,578	-	-	(31,030)	548
Loss for the year		-	-	-	-	(404)	(404)
Private placement	0.10	5,000,000	-	-	-	-	-
Warrants exercised	0.13	137,450	-	-	-	-	-
Share entitlement correction		5	-	-	-	-	-

Balance - December 31, 2003		6,153,604	31,578	-	-	(31,434)	144

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)
Balance – January 1, 2004		6,153,604	31,578	-	-	(31,434)	144
Loss for the year		-	-	-	-	(5,392)	(5,392)
Warrants exercised		600,000	-	-	-	-	-
Shares issued in reverse takeover		40,000,000	46	-	-	-	46
Private placements	0.67	13,410,702	8,941	-	-	-	8,941
Stock-based Compensation		-	-	-	1,397	-	1,397
Stock options exercised	0.20	20,000	4	-	-	-	4
Fair value of options exercised		-	6	-	(6)	-	0
Warrants exercised	0.13	52,000	7	-	-	-	7
Balance - December 31, 2004		60,236,306	40,582	-	1,391	(36,826)	5,147
Loss for the year		-	-	-	-	(7,397)	(7,397)
Private placement (Non-brokered)	0.37	3,505,249	1,006	286	-	-	1,292
Private placement (Brokered)	0.41	8,255,715	2,675	674	-	-	3,349
Agents warrants		-	-	162	-	-	162
Share issue costs		-	(577)	-	-	-	(577)
Warrants exercised	0.14	4,243,550	585	-	-	-	585
Stock-based Compensation		-	-	-	1,354	-	1,354
Options exercised	0.22	40,000	9	-	-	-	9
Fair value of options exercised		-	5	-	(4)	-	1

Balance - December 31, 2005		76,280,820	44,285	1,122	2,741	(44,223)	3,925

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance – January 1, 2006		76,280,820	44,284	1,122	2,741	(44,223)	3,924
Loss for the year		-	-	-	-	(23,222)	(23,222)
Private placement	0.90	25,555,556	17,635	5,365	-	-	23,000
Brokers warrants		-	-	1,341	-	-	1,341
Share issue costs		-	(2,076)	(631)	-	-	(2,707)
Warrants exercised	0.74	4,092,641	3,023	-	-	-	3,023
Fair value of warrants exercised		-	700	(700)	-	-	-
Stock-based Compensation		-	-	-	5,240	-	5,240
Options exercised	0.35	1,955,000	684	-	-	-	684
Fair value of options exercised		-	1,008	-	(1,008)	-	-
Balance - December 31, 2006		107,884,017	65,258	6,497	6,973	(67,445)	11,283
Loss for the year		-	-	-	-	(11,112)	(11,112)
Private placements	1.86	24,215,000	32,613	12,427			45,040
Share issue costs		-	(1,498)	(534)	-	-	(2,032)
Agents warrants issued		-	-	736	-	-	736
Special warrants issued		-	-	48	-	-	48
Warrants exercised	0.79	6,324,497	5,017	-	-	-	5,017
Fair value of warrants exercised		-	1,975	(1,975)	-	-	-
Options exercised	0.37	2,275,000	845	-	-	-	845
Fair value of options exercised		-	1,631	-	(1,631)	-	-
Stock-based Compensation		-	-	-	1,403	-	1,403
Balance - December 31, 2007		140,698,514	105,841	17,199	6,745	(78,557)	51,228

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance – January 1, 2008		140,698,514	105,841	17,199	6,745	(78,557)	51,228
Income for the year		-	-	-	-	1,715	1,715
Warrants exercised	1.20	2,035,823	2,450	-	-	-	2,450
Fair value of warrants exercised		-	1,122	(1,122)	-	-	-
Options exercised	0.35	330,000	116				116
Fair value of options exercised		-	82	-	(82)	-	-
Stock-based Compensation		-	-	-	1,542		1,542
Contribution relating to funding obligation		-	-	-	69,380	-	69,380
Contribution relating to refundable deposit liability		-	-	-	1,387	-	1,387
Contribution relating to historical expenditure		-	-	-	10,377	-	10,377
Contribution relating to loans from non-controlling interest		-	-	-	22,361	-	22,361

Balance - December 31, 2008		143,064,337	109,611	16,077	111,710	(76,842)	160,556

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Non-controlling Interest ($'000)	Total ($'000)
Balance – January 1, 2009		143,064,337	109,611	16,077	111,710	(76,842)	-	160,556
Loss for the period attributed to shareholders		-	-	-	-	(15,495)	-	(15,495)
Profit for the period attributed to non-controlling interest		-	-	-	-	-	3,305	3,305
Options exercised	0.35	330,000	116					116
Fair value of options exercised		-	252	-	(252)	-	-	-
Stock-based Compensation		-	-	-	2,827	-	-	2,827
Contribution relating to loans from non-controlling interest		-	-	-	2,750	-	-	2,750
Balance – December 31, 2009		143,394,337	109,979	16,077	117,035	(92,337)	3,305	154,059
Loss for the period attributed to shareholders		-	-	-	-	(4,055)	-	(4,055)
Loss for the period attributed to non-controlling interest		-	-	-	-	-	(1,454)	(1,454)
Shares issued in bought deal financing	0.80	21,875,000	17,500	-	-	-	-	17,500
Share issuance costs		-	(1,298)	-	-	-	-	(1,298)
Brokers’ warrants		-	(297)	297	-	-	-	-
Warrants expired		-	-	(32)	32	-	-	-
Options exercised	0.35	290,000	102	-	-	-	-	102
Options exercised	0.40	285,000	114	-	-	-	-	114
Options exercised	0.57	12,500	7	-	-	-	-	7
Fair value of options exercised		-	259	-	(259)	-	-	-
Stock-based Compensation		-	-	-	601	-	-	601
Contribution relating to loans from non-controlling interest		-	-	-	6,894	-	-	6,894
Balance – September 30, 2010		165,856,837	126,366	16,342	124,303	(96,392)	1,851	172,470

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Cash Flows

Cumulative from inception to September 30, 2010
Cash flows from operating activities
Loss for the period	(94,541)
Items not affecting cash
Amortization and accretion	3,159
Gain on disposal of property, plant & equipment	1,137
Consulting fees settled by sale of subsidiary	27
Stock-based compensation expense	11,967
Unrealized foreign exchange	(271)
Impairment of property, plant and equipment	125
Finance and development costs expensed	2,733
Income tax provision	(427)
(76,091)
Income tax paid	(850)
Special Warrants Liability payment	(760)
Reclamation activities undertaken during the period	(517)
Net changes in working capital balances
Other receivables	(520)
Deposits and prepaids	739
Accounts payable and accrued liabilities	1,871
(76,128)
Cash flows from investing activities
Increase in restricted cash	(757)
Expenditure on capitalized development costs, net	(166,108)
Acquisition of property, plant and equipment	(5,880)
Disposal of property, plant & equipment	2,258
Proceeds of merger	81
Investment in long-term receivable	(480)
(170,886)
Cash flows from financing activities
Advances from related parties	31,439
Net proceeds from issuance of common shares	107,973
Contribution relating to funding of mineral property costs	69,380
Refundable deposit received from sale of property interest	10,186
Increase in deferred financing costs	(11,560)
Loans from non-controlling interest	54,789
262,207

Cash and cash equivalents - End of period	15,193

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	United States generally accepted accounting principles (“GAAP”) (continued)

f)	Accounts payable and accrued liabilities

The following additional information would have been presented if these consolidated interim financial statements were presented in accordance with US GAAP:

	September 30, 2010	December 31, 2009

Operating payables	1,855	652
Payables related to deferred financing costs	22,359	-
Payables related to mineral properties	9,349	3,194

	33,563	3,846

g)	Stock-based compensation

The following additional information would have been presented with regards to stock-based compensation if these consolidated interim financial statements were presented in accordance with US GAAP:

	Number of options	Weighted average fair value $

Non-vested – December 31, 2009	3,688,750	0.44
Granted	200,000	0.45
Vested	(2,165,000)	0.53
Forfeited	(62,500)	0.45
Non vested – September 30, 2010	1,661,250	0.36

The intrinsic value of all outstanding stock options as at September 30, 2010 was estimated at $7,658 based on a closing share price of $1.04. The unrecognized stock based compensation (related to future services) at September 30, 2010 was estimated at $141 which is expected to be recognized over a weighted-average period of 0.46 years.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

15	Subsequent event

On November 1, 2010, the Company entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to purchase 145,500,000 common shares from the Company on a bought deal basis at a price of $1.10 per common share for aggregate gross proceeds of approximately $160,050. In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 21,825,000 common shares within 30 days of the closing of the offering at the offering price of $1.10 per common share, for additional gross proceeds of $24,008. The Company has agreed to pay to the underwriters a fee of 4.0% on the gross proceeds of the sale of offered shares to Louis Dreyfus (see note 8 (b)(iii)) and 5.0% on the gross proceeds of the sale of the remaining offered shares.